Exhibit 8(c)
SERVICING AGENT AGREEMENT
WHEREAS, Pacific Life & Annuity Company (“PL&A”) has previously entered into a participation agreement (“Participation Agreement”) with respect to sales of Shares of certain series of investment companies advised by XTF Advisors L.P. (“Adviser”). In consideration of the performance of the marketing support services by PL&A, agreement made this 21st day of March by and between PL&A (“Servicing Agent”) and Adviser, with respect to the mutual funds listed in Attachment A (each an “Investment Company”). The Adviser and Servicing Agent have entered into this Agreement on March 21, 2007.
As consideration for such services, Adviser agrees to pay, or will cause one or more of its affiliates to pay, a fee for Investment Companies and classes to Servicing Agent in the amount and on the terms specified in Attachment B to this agreement (the “Fee”). Fee will be paid from the assets of Adviser or its affiliates and not from the assets of any investment company distributed by Adviser.
Servicing Agent agrees to provide the following non-exclusive services with regard to its variable annuity contracts:
1.	Teleservicing support in connection with the Portfolios;

2.	Facilitation of delivery of current prospectuses, reports, supplements, notices, annual and semi-annual reports, proxies and other informational materials;

3.	Facilitation of the tabulation of contract owners’ votes in the event of a meeting of Portfolio shareholders;

4.	Providing information relating to the variable annuity contracts and share balances under such variable annuity contracts to the Trust as may be reasonably requested;

5.	Providing communication support services including providing information about the Portfolios and answering questions concerning the Portfolios, including questions regarding variable annuity contract owners’ interests in one or more Portfolios;

6.	Administering fund transfers, pre-authorized deposits and withdrawals involving the Portfolios;

7.	Providing office space, equipment, facilities and personnel (which may be any part of the space, equipment, facilities and personnel currently used in the Servicing Agent’s business, or any personnel employed by the Servicing Agent) and as may be reasonably required or beneficial in order to provide the above-referenced services to variable annuity contract owners; and

8.	Providing such other services as may be agreed upon.
Servicing Agent will provide invoices to the persons that Adviser identifies.

Servicing Agent and Adviser represent and warrant to the other that their performance under this agreement does not violate any law or legal requirement, including the rules of any applicable self-regulatory organization.
This agreement will automatically renew annually unless terminated by either Servicing Agent or Adviser with 30 days’ written notice to the other party. In addition, this agreement will automatically terminate in the event: (1) the Participation Agreement with respect to the Investment Company terminates; or (2) Adviser ceases to serve as the investment adviser to any Investment Company governed by the Participation Agreement. However, with respect to event numbered (2) such termination of this Agreement will occur only to the extent it applies to the affected Investment Company(ies) and this Agreement shall otherwise remain in effect as it applies to all other Investment Companies not so affected.
Servicing Agent agrees to disclose all material aspects of this Agreement, as required by law and regulation and the rules of any and all self-regulatory organizations of which Servicing Agent is a member.
This Agreement (including all referenced attachments, which are deemed incorporated herein), which continues in full force and effect, constitutes the entire agreement between Adviser and Servicing Agent relating to the subject matter hereof and supersedes any prior understandings, agreements, or representations by or between Adviser and Servicing Agent, written or oral, to the extent they related in any way to the subject matter hereof.
This Agreement is governed by and construed in accordance with the laws of the State of New York without regard to any choice or conflict of law provisions or rules that would cause the application of the laws of any jurisdiction.

PACIFIC LIFE & ANNUITY COMPANY			XTF FUND ADVISORS

By:	/s/Khanh T. Tran	By:	/s/Michael J. Woods
Name:	Khanh T. Tran	Name:	Michael J. Woods
Title:	Executive Vice President	Title:	CEO
And Chief Financial Officer

Attachment A

Mutual Fund	Class
XTF Moderate Conservative Portfolio
XTF Moderate Portfolio
XTF Moderate Aggressive Portfolio

Attachment B
In consideration of the services set forth in the Agreement to which this Attachment A is made a part, Adviser agrees to pay Servicing Agent an annual fee, payable in quarterly installments which are due and payable within 60 days of the end of each calendar quarter, calculated as follows: